SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: September 2016

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 06 June 2016
Enclosure 2	Director/PDMR Shareholding dated 09 June 2016
Enclosure 3	Director/PDMR Shareholding dated 20 June 2016
Enclosure 4	Director Declaration dated 24 June 2016
Enclosure 5	Total Voting Rights dated 30 June 2016
Enclosure 6	Total Voting Rights dated 29 July 2016
Enclosure 7	Director/PDMR Shareholding dated 29 July 2016
Enclosure 8	Director/PDMR Shareholding dated 29 July 2016
Enclosure 9	Director/PDMR Shareholding dated 01 August 2016
Enclosure 10	Director/PDMR Shareholding dated 02 August 2016
Enclosure 11	Director/PDMR Shareholding dated 15 August 2016
Enclosure 12	Total Voting Rights dated 31 August 2016

Enclosure 1

BT GROUP PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

BT Group plc (the "Company") announces that Ilford Trustees (Jersey) Limited disposed of 120,411 ordinary shares in the Company on 14 May 2013 on behalf of Nigel Stagg (at the time, a person discharging managerial responsibility ("PDMR")).

On 16 May 2013, Nigel Stagg's beneficial shareholding was as follows:

NIGEL STAGG
PERSONAL HOLDING: SHARES - 211,922
BT GROUP DEFERRED BONUS PLAN: SHARES - 237,431
BT GROUP INCENTIVE SHARE PLAN: SHARES - 331,538
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

Nigel Stagg left the Company on 31 May 2016, having ceased to be a PDMR on 29 February 2016.

The 120,411 shares disposed of on 14 May 2013 have been included within the total interest of Nigel Stagg as notified in all announcements relating to his interests in the share capital of the Company since 16 May 2013 until the final such notification on 9 February 2016.

For enquiries, please contact:

Investor relations:

Carl Murdock-Smith                                                                            Tel: 020 7356 4909

Press office:

Dan Thomas                                                                                         Tel: 020 7356 5369

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

JOHN PETTER

GERRY McQUADE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE GRANT OF OPTIONS TO THE ABOVE INDIVIDUALS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

N/A

8 State the nature of the transaction

THE GRANT OF OPTIONS TO THE ABOVE INDIVIDUALS UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME

9. Number of shares, debentures or financial instruments relating to shares acquired

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

08 June 2016 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

JOHN PETTER

PERSONAL HOLDING:   124,985 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:  148,268 SHARES
BT GROUP INCENTIVE SHARE PLAN:  431,404 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONS OVER 4,485 SHARES

GERRY McQUADE

PERSONAL HOLDING:   125 ORDINARY SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,099 SHARES

16. Date issuer informed of transaction

08 JUNE 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

08 JUNE 2016

18. Period during which or date on which it can be exercised

BT GROUP EMPLOYEE SHARESAVE SCHEME 5YR 01 AUGUST 2021 - 31 JANUARY 2022

BT GROUP EMPLOYEE SHARESAVE SCHEME 3YR 01 AUGUST 2019 - 31 JANUARY 2020

19. Total amount paid (if any) for grant of the option

NIL

20. Description of shares or debentures involved (class and number)

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£3.53 BT GROUP EMPLOYEE SHARESAVE SCHEME 5YR

£3.97 BT GROUP EMPLOYEE SHARESAVE SCHEME 3YR

22. Total number of shares or debentures over which options held following notification

JOHN PETTER

BT GROUP EMPLOYEE SHARESAVE SCHEME 5YR: AN OPTION OVER 1,699 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME 3YR: AN OPTION OVER 906 SHARES

GERRY McQUADE

BT GROUP EMPLOYEE SHARESAVE SCHEME 5YR: AN OPTION OVER 5,099 SHARES

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

09 JUNE 2016

END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer
BT GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

GAVIN PATTERSON

TONY CHANMUGAM

MARC ALLERA

LUIS ALVAREZ

GERRY McQUADE

JOHN PETTER

GRAHAM SUTHERLAND

HOWARD WATSON

ALISON WILCOX

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

BT GROUP PLC

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

BT GROUP PLC

8. State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 988,954
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 87,412

TONY CHANMUGAM

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 48,564

MARC ALLERA

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 183,787

LUIS ALVAREZ

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 228,184
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 30,834

GERRY McQUADE

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 183,787

JOHN PETTER

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 262,287
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 35,274

GRAHAM SUTHERLAND

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 225,455
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 30,456

HOWARD WATSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 188,499
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 21,519

ALISON WILCOX

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN - 208,341
SHARES GRANTED UNDER THE DEFERRED BONUS PLAN - 13,557

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£4.031833

14. Date and place of transaction

20 JUNE 2016, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

GAVIN PATTERSON

PERSONAL HOLDING: 2,794,474 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:        463,504 SHARES
BT GROUP INCENTIVE SHARE PLAN:     3,329,341SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,642 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 310,684 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:        386,507 SHARES
BT GROUP INCENTIVE SHARE PLAN:       900,663 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 6,525 SHARES

LUIS ALVAREZ

PERSONAL HOLDING: 510,273 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      155,916 SHARES
BT GROUP INCENTIVE SHARE PLAN:      700,757 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 9,172 SHARES.

MARC ALLERA

BT GROUP INCENTIVE SHARE PLAN:      183,787 SHARES

GERRY McQUADE

PERSONAL HOLDING:   125 ORDINARY SHARES

BT GROUP INCENTIVE SHARE PLAN:      183,787 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 5,099 SHARES

JOHN PETTER

PERSONAL HOLDING: 124,985 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      183,542 SHARES
BT GROUP INCENTIVE SHARE PLAN:      693,691 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 4,485 SHARES.

GRAHAM SUTHERLAND

PERSONAL HOLDING: 167,543 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      172,000 SHARES
BT GROUP INCENTIVE SHARE PLAN:      645,552 SHARES

HOWARD WATSON

PERSONAL HOLDING: 50,403 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN:      108,803 SHARES
BT GROUP INCENTIVE SHARE PLAN:      353,965 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 5,953 SHARES.

ALISON WILCOX

BT GROUP DEFERRED BONUS PLAN:      13,557 SHARES
BT GROUP INCENTIVE SHARE PLAN:      383,997 SHARES

16. Date issuer informed of transactions

20 JUNE 2016

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

FRANCIS O'MAHONY - 020 7356 6143

Name and signature of duly authorised officer of issuer responsible for making notification

FRANCIS O'MAHONY

Date of notification

20 JUNE 2016

END

Enclosure 4

                                                                                                                                                                                                                             24 June 2016

BT GROUP PLC

Notification under Listing Rule 9.6.14

1.  Isabel Hudson is an independent non-executive director of BT Group plc.

2.  With effect from 1 August 2016, Isabel Hudson will be appointed an independent non-executive director of RSA Insurance Group plc. (For completeness, Isabel will step down as an independent non-executive director of Standard Life plc with effect from 24 June 2016.)

Enclosure 5

Thursday 30 June 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 40,663,633 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,927,464,048.

The above figure (9,927,464,048) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

 Enclosure 6

Friday 29 July 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 July 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 40,523,643 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,927,604,038.
The above figure (9,927,604,038) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 7

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM
The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP FINANCE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP INCENTIVE SHARE PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.05	604,366
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO, EE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP RETENTION SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.05	555,132
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GERRY McQUADE
2	Reason for the notification
a)	Position/status	CEO, WHOLESALE & VENTURES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	GRANT OF AWARD UNDER THE BT GROUP RETENTION SHARE PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.05	541,565
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries
Anna Watch - 020 7356 5158

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM
The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	TONY CHANMUGAM
2	Reason for the notification
a)	Position/status	FORMER GROUP FINANCE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF ORDINARY SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.14	150,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries
Anna Watch - 020 7356 5158

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM
The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 66,704 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 141,639 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	66,704
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	TONY CHANMUGAM
2	Reason for the notification
a)	Position/status	FORMER GROUP FINANCE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 66,574 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 141,364 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN, AND A FURTHER SALE OF 74,790 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	66,574
		£4.13	74,790
d)	Aggregated information - Aggregated volume - Price	141,364 £583,833
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	LUIS ALVAREZ
2	Reason for the notification
a)	Position/status	CEO GLOBAL SERVICES
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 20,671 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 45,842 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN, AND FURTHER SALE OF 25,171 SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	20,671
		£4.13	25,171
d)	Aggregated information - Aggregated volume - Price	45,842 £189,327
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JOHN PETTER
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 23,361 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 49,604 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN, AND FURTHER SALE OF 26,243 SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	23,361
		£4.13	26,243
d)	Aggregated information - Aggregated volume - Price	49,604 £204,865
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GRAHAM SUTHERLAND
2	Reason for the notification
a)	Position/status	CEO BUSINESS AND PUBLIC SECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 21,952 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 46,613 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	21,952
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	HOWARD WATSON
2	Reason for the notification
a)	Position/status	CEO TECHNOLOGY, SERVICE & OPERATIONS
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 11,239 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 23,865 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	11,239
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SEAN WILLIAMS
2	Reason for the notification
a)	Position/status	CHIEF STRATEGY OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 16,306 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 34,624 SHARES UNDER THE BT GROUP DEFERRED BONUS PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.13	16,306
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	29 JULY 2016
f)	Place of the transaction	LONDON

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM
The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALISON WILCOX
2	Reason for the notification
a)	Position/status	GROUP HR DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	SALE OF 40,329 SHARES PRINCIPALLY TO COVER TAX DUE ON VESTING OF 85,633 SHARES UNDER THE BT GROUP RETENTION SHARE PLAN.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.17	40,329
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	1 AUGUST 2016
f)	Place of the transaction	LONDON

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM
The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	GAVIN PATTERSON
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 574 SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.98	574
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 AUGUST 2016
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KAREN PATTERSON
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED TO GAVIN PATTERSON, CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 331 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£3.99	331
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	12 AUGUST 2016
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries
Anna Watch - 020 7356 5158

Enclosure 12

Wednesday 31 August 2016

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2016 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 13,811,306 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,954,316,375.
The above figure (9,954,316,375) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  05 September 2016